EXHIBIT 12

CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In thousands, except ratios)
(Unaudited)

(a)	Computation of ratio of earnings to combined fixed charges and preferred stock dividends (including CMO debt):

	Year Ended December 31
	2004	2003	2002	2001	2000

Fixed charges	$49,179	$62,859	$169,148	$362,327	$540,605
Preferred stock dividends	20,259	20,273	20,362	20,446	24,260

Combined fixed charges and preferred stock dividends	$69,438	$83,132	$189,510	$382,773	$564,865

Fixed charges	$49,179	$62,859	$169,148	$362,327	$540,605
Net income (loss)	41,805	60,659	96,123	106,276	(51,486)

	$90,984	$123,518	$265,271	$468,603	$489,119

Ratio of earnings to combined fixed charges and preferred stock dividends	1:31:1	1.49:1	1.40:1	1.22:1	0.87:1

(b)	Computation of ratio of earnings to combined fixed charges and preferred stock dividends (excluding CMO debt):

	Year Ended December 31
	2004	2003	2002	2001	2000

Fixed charges	$43,167	$28,933	$53,079	$164,422	$303,126
Preferred stock dividends	20,259	20,273	20,362	20,446	24,260

Combined fixed charges and preferred stock dividends	$63,426	$49,206	$73,441	$184,868	$327,386

Fixed charges	$43,167	$28,933	$53,079	$164,422	$303,126
Net income (loss)	41,805	60,659	96,123	106,276	(51,486)

	$84,972	$89,592	$149,202	$270,698	$251,640

Ratio of earnings to combined fixed charges and preferred stock dividends	1:34:1	1.82:1	2.03:1	1.46:1	0.77:1